EXHIBIT 99.1

Elbit Vision Systems Ltd. Received 600 Thousand Dollar Orders for Its New Inspection System Designed for Thin Glass Fabrics Used in Smartphones and Tablets

CAESAREA, Israel, Aug. 20, 2012 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a leading global supplier of vision inspection and process monitoring systems, unveiled its innovative, new solution for thin, lightweight glass fabric inspection.

The glass fabric industry, which supplies the key component for printed circuit boards (PCB) used in virtually all electronics, has recently experienced a product shift towards lighter weight materials. This move was essential for the industry to better adapt itself to the new products in the market, such as thinner and more advanced smart phones, tablets, and televisions.  Over the last few months, EVS has developed a unique solution for inspecting this new type of glass fabric during the production process.

This innovative, new EVS product provides a defect map of the glass fabric, with images, and creates a detailed report which includes instructions for precise, efficient cutting, maximizing the yield of the material. EVS, which has already received a number of orders for this product, expects a substantial increase of business from this market over the next few months, given the industry wide switch to the new, thin glass fabric.

Sam Cohen, CEO of EVS, commented, "This new solution has given us a significant technical advantage over our competitors, and positioned EVS as the industry leader in this new, lightweight glass fabric inspection.  The new cameras, which we first presented in September 2011, have allowed us to fit our product to growing market demands. In this regard, market potential amounts to a few million USD, and since our solution is quite unique, I believe it will be widely adopted."

About Glass fabric: Glass fabric is the primary insulating backbone upon which the vast majority of rigid printed circuit boards (PCBs) are produced. A thin layer of copper foil is laminated to one, or both sides of a woven glass fabric panel. These are commonly referred to as "copper-clad laminates."

About Elbit Vision Systems Ltd. (EVS):

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 650 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il